
10016433



KETTLE RIVER RESOURCES LTD.
(An exploration stage company)

MANAGEMENT DISCUSSION AND ANALYSIS

April 30, 2010 and 2009

FORM 51-102F1

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
August 24, 2010

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants covered by cell claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries.

During the year $17,668 was expended on properties in the Greenwood Area. The Company received government assistance for mineral exploration expenditures from the previous year of $189,292 credited to the Phoenix property yielding net 2010 Greenwood area expenditures of ($171,624). During the year no proceeds were received for providing access to another mining Company.

An estimated refund of $4,844 is expected from 2010 exploration expenditures of $16,148.

Linda Caron, M.Sc., P.Eng., a Qualified Person under NI 43-101 was responsible for outlining the work programs and supervised the 2007 and 2008 work conducted under these programs.

Mineral Project Activity

Greenwood Area Expenditure breakdown by property for the year ended April 30, 2010

	Phoenix	Bluebell	Phoenix Tailings	Haas	Rads	Tam O'Shanter	Niagara	Greenwood Area
Access Rights	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization	571	571	-	-	-	1,143	-	2,285
Assaying	-	-	-	-	-	-	-	-
Assessment, filing fees, membership	214	-	-	-	3,549	-	-	3,763
Direct charges – wages	2,000	1,900	1,950	-	100	-	-	5,950
Exploration costs	1,364	(655)	75	100		75	-	959
Field supplies	-	-	-	-	-	-	-	-
Legal and miscellaneous	-	-	-	-	-	-	-	-
Property costs & acquisition	-	-	-	-	-	-	-	-
Roadwork / Reclamation	-	-	-	-	-	-	-	-
Storage (samples& equipment)	1,318	1,168	-	-	-	100	-	2,586
Property and Mineral taxes	1,171	348	-	-	-	-	-	1,519
Travel and accommodation	-	-	606	-	-	-	-	606
subtotal:	6,638	3,332	2,631	100	3,649	1,318	-	17,668
Less: Government assistance (received March 31, 2010)	(189,292)	-	-	-	-	-	-	(189,292)
TOTAL	$(182,654)	$ 3,332	$ 2,631	$ 100	$ 3,649	$ 1,318	$ -	$ (171,624)

During the spring and summer of 2008 (year ended April 30, 2009), the company completed a program of excavator trenching and diamond drilling (14 holes, 2,551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Minnie Moore Property

Exploration during 2007-2008 discovered the Minnie Moore epithermal silver-gold showing using prospecting, soil geochemical, ground magnetometer survey followed by trenching and diamond drilling. The vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver.

Diamond drilling indicates that the trenched zone is cut-off (offset) by a 50 meter thick post-mineral sill at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

Channel sample results of the vein as exposed in the main pit:

- Line 1 8.5m assaying 414 g/t Ag and 0.88 g/t Au
- Line 1a 7.4m assaying 764 g/t Ag and 0.93 g/t Au
- Line 2 5.8m assaying 432 g/t Ag and 0.55 g/t Au
- Line 3 6.2m assaying 1,044 g/t Ag and 2.71 g/t Au

Photos and diagrams of the workings, pit and assay results can be viewed at www.kettleriver.com in the News Release section. The result compilation is dated July 18, 2008 and the Trench Image and assays are dated Feb 19, 2008. Coverage of exploration and diamond drilling conducted during 2008 includes the properties listed below and is reported in the 2008 MD&A dated August 27, 2008 which may be viewed on the Company's file on www.Sedar.com.

Battle Zone:

Seven holes were drilled in 2008, (refer NR Sept. 10, 2008), to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending and shallow northeast dipping shear zones. DDH KRR 08-11 drilled on an azimuth of 210° and a dip of –70° intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 30 meters vertically below surface and 60 meters northeast of the surface exposure (the old prospect shaft, where select grab samples returned results to 185 g/t Au). Results were low from drilling through this shear zone in hole 08-11, to a maximum of 1.39 g/t Au, 5.0 g/t Ag and 1256 ppm Cu over 2.8 meters.

Several other mineralized shear zones and quartz or massive sulfide veins were intersected in hole KRR 08-11, which returned elevated gold or silver values. The best result was a 1.56 meter sample of pyritic sharpstone conglomerate, at a depth of 90.7 meters in the drill hole, which returned 80.0 g/t Au and 8.6 g/t Ag. Due to drilling problems, hole 08-11 was terminated in a zone of stockwork quartz veinlets at a depth of 209.98 meters. The final sample in the drill hole, from 207.29 – 209.98 meters, returned 1257.8 g/t Ag. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Bank of England:

The target is a shear zone, down dip from the Bank of England adit exposure. Intersected was a 7.3 meter zone of pyrite (+/- quartz) veining, 20 meters vertically below surface and 45 meters down dip from the surface exposure of the shear zone. An average grade of 3.71 g/t Au, 8.27 g/t Ag and 1801 ppm Cu was returned across the 7.3 meter intercept, including a 0.4 meter interval which returned 14.0 g/t Au, 64 g/t Ag and 496 ppm Cu, and a separate 1.0 meter interval returning 8.8 g/t Au, 7.0 g/t Ag and 2417 ppm Cu.

A number of holes were drilled to test this zone and Linda Caron concluded that further drilling will be required to determine whether the shear zone has pinched out or whether it has been offset by later faulting.

Stemwinder Zone: (Also refer to NR Sept 10, 2008)

Two drill holes targeted a series of sub-parallel northwest trending, moderate to steeply northeast dipping gold-bearing quartz-sulfide veins which were known from historic underground work at the Stemwinder and Brooklyn mines. The Brooklyn and Stemwinder mines are located immediately north of the past-producing Phoenix copper-gold skarn open pit mine. The Brooklyn mine is now partially covered by the Phoenix mine waste dumps, while the Stemwinder mine is completely obscured by the dumps. The two lower veins intersected in hole 08-13 have been taken out by the underlying Snowshoe fault zone and were not intersected by drill hole 08-14. Linda Caron recommended that additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the year, costs of $6,638 were expended (2009 - $16,920) related mainly to storage $1,318 (2009 - $12,356), property and mineral taxes $1,171 (2009 - $1,168) and wage costs of $2,000 (2009 - $1,500). During the year proceeds of $ Nil (2009 - $5,826) for providing access to another mining Company and a BCMETC Tax refund of $189,292 (2009 - $41,070) were received and credited to the property.

An estimated refund of $4,844 is expected from 2010 exploration expenditures of $16,148.

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. The Company continues to monitor this property and explore the economic potential. Costs of $2,631 (2009 - $2,367) during the year relate mainly to wage costs of $1,950 (4009 - $2,300) and travel $606 (2009 – Nil).

News Release issued August 5, 2010 - Kettle River Resources Ltd. (the "Company") announces that Jeffrey B. Austin, P.Eng. President of International Metallurgical and Environmental Inc. has been contracted to review the economics of processing the 100% owned Phoenix tailings material in the Greenwood Area.

The Phoenix mine operated an open pit copper/gold mine and historic production records show approximately 12 million tonnes of tailings reside in two tailings storage facilities at the Phoenix mine site. Kettle River Resources Ltd. owns the former Phoenix minesite and the associated tailings deposits.

Although the tailings materials stored at site does not have a National Instrument 43-101 compliant resource estimate, the company has historical reports and studies showing gold values that range from 0.2 g/t gold to 0.6 g/t gold. Higher gold values are shown to be more prevalent in areas with coarse tailings, associated with tailings dam construction using traditional cyclone technology to classify tailings.

Historically, the Phoenix Mine processed ore with a 0.98 percent copper and 1.1 g/t gold content. Historic gold recovery was in the range of 65 percent of the contained gold in a high grade copper concentrate.

Historically, gold recovery in the Phoenix milling process was significantly lower than the copper recovery due to a portion of the available gold being associated with non-copper sulphide mineralization (typically pyrite). These sulphides, which are available in the tailings materials can be concentrated by flotation processes to produce a gold bearing concentrate assaying in the range of 15 to 30 grams per tonne gold. The tailings contain about 3 percent sulphide mineralization by weight.

With the current price of gold in the range of 1200 dollars per ounce, lower grade gold resources are becoming more valuable, and this project has many attractive facets which the Company is currently reviewing.

Jeffrey B. Austin, P.Eng. is the Qualified Person as defined by National Instrument 43-101 on the project, and has reviewed and approved the content of this release.

Haas Creek Talc:

Costs of $100 (2009 – $100) were incurred during the year.

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $3,332 (2009 - $10,766) relate to core and sample storage, mineral property taxes, wage costs and amortization.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project. Tam O'Shanter property costs of $1,318 (2009 - $12,498) relate mainly to amortization and storage expense.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. During the year a cash in lieu payment was made to hold claims in good standing. Costs of $3,649 (2009 – $ Nil) mainly related to assessment recording incurred in the current year.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $ Nil (2009 - $253) relate to the Niagara Property.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants. During the year no costs (2009 - $ Nil) were incurred.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Company has increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% mainly due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the year ended April 30, 2010 costs of $8,507 (2009 - $8,944) were incurred: Exploration costs of $7,108 (2009 - $7,794) and $1,125 (2009 – $1,040) for management and related expenses, and $274 (2009 - $109) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. currently has a contributing 10.52% interest in the WO diamond project. Located 300 kilometers north-northeast of Yellowknife, the WO property hosts the diamondiferous DO27 and DO18 diamond deposits. Summary and high lights of the property can be viewed in the 2009 MD&A or the website.

Pellatt Lake Property (Nunavut):

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered. The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km northeast of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease where annual lease fees are paid. Peregrine Diamonds gave notice to elect on March 31, 2009, as per the March 2007 agreement, has earned a 51% interest in the property. On August 4, 2010 Peregrine gave notice they were dropping the property and returning all of their interest to DHK.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). The Monument property contains 12 known diamond bearing kimberlites plus one dike. Recent drilling has found several new kimberlites including Genie, Bling and most recently the Trio, Gemini and Sparky kimberlites. The most recent discoveries were made when drilling land based targets. Based on forthcoming caustic fusion results, plans for taking larger samples will be made as well as future drill testing water-based targets during a winter program. Results will be posted on the nadina.com website. In addition, Kettle River owns 1,782,582 free trading shares of New Nadina.

SILVER QUEEN – 100% New Nadina Explorations Limited (Kettle River equity interest)

Highlights from the New Nadina news release dated January 28, 2010 summarizing the silver, gold, copper, lead, zinc, Silver Queen Project plans:

- Recent staking of 10 DQ (Dancing Queen) claims increased the tenures to approximately 7,155 hectares. Increased metal prices, along with recent site visits and review of data, have motivated the Company to focus on taking this property forward.
- Proposal for the 2010 Silver Queen drilling project can be viewed on the New Nadina NR dated August 3, 2010.

Jim Hutter, P.Geo. is the Qualified Person as defined by National Instrument 43-101 on the Silver Queen project. A plan map showing the vein systems is available on the website www.nadina.com .

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan was allowed to expire Nov 30, 2009 and re-staked December 11, 2009 to more adequately cover the showing. The ground covers the quarry production area and a new 5 year Quarry Lease has been approved by the Minister of Energy and Resources for Saskatchewan. The quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 54 acres and under the lease which currently expires in December 11, 2014 and is subject to an annual rental of $2 per acres. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. For the year ended April 30, 2010 Saskatchewan JV expenses totaled $100 (2009-$150) were expended on research.

Our Results of Operations

Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations $	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset $	Total Liabilities $
2010	Nil	(3,963)	(0.00)	220,528	53,739
2009	Nil	(777,498)	(0.03)	316,969	48,173
2008	Nil	(1,337,694)	(0.06)	1,146,712	36,041
2007	Nil	(1,481,002)	(0.13)	215,426	766,899
2006	Nil	(1,268,266)	(0.14)	369,542	20,792
2005	Nil	(224,809)	(0.04)	290,768	16,548
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports

The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year-end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
4th Quarter 2010	131,971	0.00	220,528	53,739
3rd Quarter 2010	(40,967)	(0.00)	226,857	174,213
2nd Quarter 2010	(55,562)	(0.00)	185,701	136,653
1st Quarter 2010	(39,405)	(0.00)	230,629	81,455
4th Quarter 2009	3,070	0.00	316,969	48,173
3rd Quarter 2009	(45,302)	(0.01)	278,533	48,459
2nd Quarter 2009	(126,132)	(0.01)	407,582	22,745
1st Quarter 2009	(609,134)	(0.02)	578,953	33,541

Results of Operations

For the year ended April 30, 2010, the Company experienced a net loss of $3,963 or $0.00 per share compared to a loss of $777,498 or $0.03 per share the previous year. Logging income from the Company's fee simple real estate holdings was nil in both 2010 and 2009.

Operating expenses, arising from general and administrative costs, for the year were $170,245 as compared to $188,736 at April 30, 2009. Accounting, audit & legal fees increased to $32,317 from $29,294 the previous year, license, insurance and transfer agent costs decreased to $19,514 from $20,278, travel and accommodation decreased to $6,672 from $19,449, management costs increased to $85,923 from $58,402. Office building expenses decreased to $6,567 from $8,229 and office sundry increased from $5,882 to $9,482.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued. During the year, stock compensation expense decreased to $ Nil from $30,464.

During the year, the Company received $189,292 in government assistance under the BCMETC Program (British Columbia Mining Expenditure Tax Credit) which was deducted from exploration costs. In the previous year $41,070 in BCMETC assistance was received and recorded. Actual exploration expenditures in 2010 were $26,274 compared to $641,584 in 2009.

During 2010 the Company conducted a number of exploration programs further explained in the property disclosure section.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Fourth Quarter results

During the fourth quarter, the Company experienced a net income of $131,971 or $0.00 per share compared to a loss of $3,070 or $0.00 per share the previous year as government assistance increased from $41,070 to $189,292 and exploration expenditures increased to $4,325 from $3,480 in the previous year. Administration for the fourth quarter was $56,230 compared to $35,598 for the year before. Auditing costs for 2010 compared to 2009 decreased by $886, advertising increased by $938, licensing decreased by $621, management fees increased by $21,246, office expenses also increased by $1,235 and travel decreased by $310.

Management changes during the year

Current directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Stephen Levano. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

Liquidity

The financial statements for the year ended April 30, 2010 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2010, Kettle River had working capital of $103,469 compared to working capital of $202,902 at April 30, 2009.

Financing Activity and Principal Purposes

The last financing was closed on October 5, 2007 and there has been no recent activity.

Risks and Uncertainties

The Company is in the business of acquiring, exploring and developing diamond and mineral properties, and is exposed to a number of risks and uncertainties that are common to other exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, and various other risks. The Company currently has no other source of income other than management fees, and interest on cash balances. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties

Early Stage – Need for Additional Funds

Kettle River has no history of profitable operations and its present business is at an early stage. As such, Kettle River is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Kettle River will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Kettle River would result, and other persons would be required to manage and operate the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2008 available on www.sedar.com under the Company filings or on the Company website: www.kettleriver.com

Disclosure controls

The Company's Chief Financial Officer and Chief Executive Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures ("the Procedures") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "Required Filings") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Company's Procedures on a regular basis throughout the year and have concluded that the Procedures in place as of the end of the period covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

Internal Controls over Financial Reporting

The Company's Certifying Officers are responsible for establishing and maintaining internal controls over financial reporting ("Internal Controls") and have designed such Internal Controls, or caused them to be designed under their supervision, which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

To improve certain aspects of the Company's system of internal controls, management intends to formalize the approval and review processes by using checklists and initialing source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended April 30, 2008 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objective of the control system are met.

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 9 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and actual use of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs.

At April 30, 2010, there is a receivable from New Nadina Explorations Limited for $5,284 and a receivable of $3,383 from DHK Diamonds Inc. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2010, $13,067 is owed to directors.

On January 20, 2009, a loan agreement was approved by the TSX Venture Exchange whereby a director would advance up to $75,000 to be secured by a first mortgage on the Company's property located at 1215 Greenwood Street, Greenwood, BC and bear interest at prime plus 3%. This loan has a term of 3 years. As at April 30, 2010, $10,000 had been advanced with accrued interest on this amount of $23. Current loan balance is $10,000.

Changes in Accounting Policies

The financial statements for the year ended April 30, 2010 followed the same accounting policies and methods of application used in the previous year presentation.

Asset Retirement Obligations

This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Other

There were no special resolutions passed by shareholders during the period. Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment. There has been no material variations between financial results and information previously disclosed. There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, Growth Income Certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

File #82-666
Rule 12g3-2(b)

RECEIVED
2010 OCT 13 A 8:35



KETTLE RIVER RESOURCES LTD.

(An exploration stage company)
FINANCIAL STATEMENTS

April 30, 2010 and 2009

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 – 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Kettle River Resources Ltd.,

We have audited the balance sheets of Kettle River Resources Ltd. as at April 30, 2010 and 2009 and the statements of loss, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



CHARTERED ACCOUNTANTS
Vancouver, British Columbia

August 9, 2010

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

Statement 1

(An Exploration Stage Company)

Balance Sheets

April 30, 2010 and 2009

		2010		2009
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	**9,627**	$	6,643
Accrued interest and other amounts receivable		**826**		105
Marketable securities (Note 4)		**133,694**		231,736
Prepaid expenses		**4,394**		4,445
Due from related parties (Note 9)		**-**		8,146
		148,541		251,075
Reclamation Bond		**5,000**		5,000
Property, Plant and Equipment (Note 5)		**58,317**		60,891
Mineral Properties (Note 6)		**3**		3
	$	**211,861**	$	316,969
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	**30,672**	$	23,173
Due to related parties (Note 9)		**4,400**		-
		35,072		23,173
Loan Payable (Note 10)		**10,000**		25,000
		45,072		48,173
SHAREHOLDERS' EQUITY				
Operations and Deficit accumulated in the exploration stage (Statement 2)		**(13,816,720)**		(13,812,755)
Accumulated Other Comprehensive Income (Note 4)		**59,596**		157,638
		(13,757,124)		(13,665,117)
Share Capital (Note 7b)		**13,067,642**		13,067,642
Contributed Surplus (Note 7e)		**856,271**		856,271
		166,789		268,796
	$	**211,861**	$	316,969

Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

Statement 2

(An Exploration Stage Company)

Statements of Loss, Comprehensive Loss and Deficit
Years ended April 30, 2010 and 2009

		2010		2009
MINERAL EXPLORATION ACTIVITIES				
Exploration costs (Note 6)	$	26,274	$	635,758
Less: Government assistance		(189,292)		(41,070)
		(163,018)		594,688
ADMINISTRATIVE COSTS				
Accounting, audit & legal		32,317		29,294
Advertising, promotion & printing		6,678		12,528
Amortization		289		361
Financial consulting		-		1,250
Licenses, insurance, and transfer agent fees		19,514		20,278
Management, salary & wages (net of recoveries)		85,923		58,402
Office & sundry		9,484		5,882
Office building expenses		6,567		8,229
Stock compensation expense (Note 8)		-		30,464
Telephone		2,803		2,599
Travel and accommodation		6,672		19,449
		170,247		188,736
OTHER INCOME				
Interest and US exchange adjustment		(3,264)		(5,926)
		(3,264)		(5,926)
NET LOSS FOR THE YEAR		(3,965)		(777,498)
DEFICIT, BEGINNING OF YEAR	$	(13,812,755)	$	(13,035,257)
DEFICIT, END OF YEAR	$	(13,816,720)	$	(13,812,755)
Loss per share, basic and diluted	$	(0.00)	$	(0.03)
Weighted average number of common shares outstanding		27,716,711		27,716,711
OTHER COMPREHENSIVE LOSS				
Net Loss for the Year		(3,965)		(777,498)
Unrealized Loss on Available-for-sale Marketable Securities (Note 4)		(98,042)		(98,041)
TOTAL COMPREHENSIVE LOSS		(102,007)		(875,539)
Comprehensive Loss per share, basic and diluted	$	(0.00)	$	(0.03)
Weighted average number of common shares outstanding		27,716,711		27,716,711

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

(An Exploration Stage Company)

Statement of Cash Flows

Years ended April 30, 2010 and 2009

		2010		2009
Cash Flows from Operating Activities				
Net loss for the year	$	(3,965)	$	(777,498)
Add: Items not involving cash				
Amortization		2,574		2,852
Stock compensation		-		30,464
		(1,391)		(744,182)
Changes in non-cash working capital items:				
Decrease in prepaid amounts		51		72
(Increase) decrease in accounts receivable		(721)		13,888
Increase (decrease) in accounts payable and accrued liabilities		7,499		(5,609)
		5,438		(735,831)
Cash Flows from Financing Activities				
Loan payable advances		139,000		25,000
Loan payable repayments		(154,000)		-
Increase (decrease) in amounts due from related parties		12,546		(12,205)
		(2,454)		12,795
Increase (decrease) in Cash and cash equivalents		2,984		(723,036)
Cash and cash equivalents, beginning of year		6,643		729,679
Cash and cash equivalents, end of year	$	9,627	$	6,643

Supplementary Schedule

Non-monetary transactions				
Stock compensation	$	-	$	30,464
Interest paid	$	4,547	$	764

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2010 and 2009

1. OPERATIONS AND GOING CONCERN

Kettle River Resources Ltd. ("the Company") was incorporated October 17, 1980 under the laws of British Columbia and is engaged in the exploration, development and exploitation of mineral resources. The properties of the Company are without a known economically feasible ore body. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years (2010 - $3,965; 2009 - $777,498), has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

a) Management Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, account balances with banks and short-term deposits with either original maturities of three months or less or those that are fully redeemable.

c) Financial Instruments and Financial Risk

The Company's financial instruments, at April 30, 2010, consist of cash and cash equivalents, amounts receivable, marketable securities, accounts payable and accrued liabilities, due to related parties and loan payable. Cash and cash equivalents, amounts receivable and marketable securities have been classified as available for sale, the carrying values of which approximate their fair values due to their short term nature or revaluation. Accounts payable and accrued liabilities, due to related parties and loan payable are classified as other financial liabilities, measured at amortized cost using the effective interest rate method however due to their short term nature their carrying amounts approximate fair value.

2. SIGNIFICANT ACCOUNTING POLICIES - continued

d) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization. Amortization of property, plant and equipment is recorded on the declining balance basis at the rates indicated in Note 5 and is allocated within operations between amortization expense and exploration costs based on the nature of the asset and the relative percentages of its use.

e) Mineral Properties

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred.

Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under a reclamation agreement with Ministry of Mines for purposes of general exploration.

Title to mineral properties involves inherent risks due to difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge; all of its properties are in good standing.

f) Costs of Maintaining Mineral Properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

g) Loss Per Share

Basic loss per share amounts are calculated using the weighted average number of common shares outstanding during the year. Fully diluted net loss per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the year. The difference between the numbers of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during year in which a net loss is incurred, as the effect is anti-dilutive.

h) Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees in accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to contributed surplus. Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

i) Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

j) Environmental Expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

2. SIGNIFICANT ACCOUNTING POLICIES - continued

k) Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undis counted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at April 30, 2010, the Company does not have any asset retirement obligations.

l) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Shares issued as property option payments are valued at their fair market value on the date of issuance.

m) Flow-Through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

n) Joint Ventures

Certain of the Company's properties are the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

o) Mineral Exploration Tax Credits ("METC")

The Company recognizes METC amounts when the Company's METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

p) Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

3. CHANGES IN ACCOUNTING POLICIES

Adoption of New Accounting Standards

Financial Instruments - Disclosure and Presentation

In May 2009, the CICA amended section 3862, Financial Instruments – Disclosure to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Company has included disclosures recommended by sections 3862 and 3863 in Note 12 of these financial statements.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2010 and 2009

3. CHANGES IN ACCOUNTING POLICIES - continued

Goodwill and Intangible Assets

On May 1, 2009, the Company adopted CICA Handbook section 3064 Goodwill and Intangible Assets, which replace CICA Handbook section 3062 Goodwill and Other Intangible Assets as well as CICA Handbook section 3450 Research and Development. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Adoption of this new standard did not have a material impact on the Company's financial statements and disclosures.

Future Accounting Changes

CICA Sections 1582, 1601, 1602 Business Combinations, Consolidations and Non-Controlling Interest

In January 2009, the Canadian Accounting Standards Board ("AcSB") issued the following Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These new sections will be applicable to financial statements relating to the Company's interim and fiscal year end beginning on or after May 1, 2011. Early adoption is permitted. The Company does not expect that there will be any material impact upon its adoption of these new sections on its financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of May 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. MARKETABLE SECURITIES

	2010	2009
Available for sale:		
Securities of New Nadina Explorations Limited		
Opening balance	$ 231,736	$ 329,777
Unrealized loss	(98,042)	(98,041)
Closing balance – market price	$ 133,694	$ 231,736

The shares in New Nadina Explorations Limited ("New Nadina") are accounted for using the fair value method. New Nadina has two directors, the President and CFO, in common with the Company. The Company on April 30, 2010 and 2009, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.075 per share on April 30, 2010 (2009 - $0.13 per share). Accumulated Other Comprehensive Income of $59,596 at April 30, 2010 (2009 - $157,638) relates entirely to revaluation of these securities since fiscal 2008.

5. PROPERTY, PLANT AND EQUIPMENT

				April 30, 2010
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value
Land		$ 10,000	$ -	$ 10,000
Paving	8%	4,861	3,183	1,678
Buildings	4%	86,401	41,547	44,854
Mining equipment	30%	117,557	116,928	629
Office equipment	20%	53,972	52,817	1,155
Trailer	30%	8,890	8,889	1
		$ 281,681	$ 223,364	$ 58,317

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2010 and 2009

5. PROPERTY, PLANT AND EQUIPMENT - continued

	Amortization Rate		Cost		Accumulated Amortization		2009 Net Book Value
Land		$	10,000	$	-	$	10,000
Paving	8%		4,861		3,037		1,824
Buildings	4%		86,401		39,678		46,723
Mining equipment	30%		117,557		116,658		899
Office equipment	20%		53,972		52,528		1,444
Trailer	30%		8,890		8,889		1
		$	281,681	$	220,790	$	60,891

6. MINERAL PROPERTIES

Exploration Expenditures by Property For the year ended April 30, 2010	**Greenwood Area**	**DHK NWT**	**Silica Quarry 50%**	**2010 Total**
Access rights	$ -	$ -	$ -	$ -
Amortization	2,285	-	-	2,285
Assaying	-	-	-	-
Assessment, filing fees, membership	3,763	-	-	3,763
Direct charges – wages	5,950	1,125	100	7,175
Exploration costs 1)	959	7,107	-	8,066
Field supplies	-	-	-	-
Property costs & acquisition	-	-	-	-
Property and mineral taxes	1,520	-	-	1,520
Roadwork/reclamation	-	-	-	-
Storage (samples & equipment)	2,585	-	-	2,585
Travel & accommodation	606	274	-	880
Subtotal:	17,668	8,506	100	26,274
Less: Government Assistance (received March 31, 2010)	(189,292)	-	-	(189,292)
TOTAL:	$ (171,624)	$ 8,506	$ 100	$ (163,018)

Exploration Expenditures by Property For the year ended April 30, 2009	Greenwood Area	DHK NWT	Silica Quarry 50%	2009 Total
Access rights	$ (5,826)	$ -	$ -	$ (5,826)
Amortization	2,491	-	-	2,491
Assaying	31,190	-	-	31,190
Assessment, filing fees & membership	11,765	-	-	11,765
Direct charges – wages	21,435	1,040	150	22,625
Exploration costs 1)	513,883	7,795	-	521,678
Field supplies	303	-	-	303
Property costs & acquisition	560	-	-	560
Property and mineral taxes	1,517	-	-	1,517
Roadwork/reclamation	16,297	-	-	16,297
Storage (samples & equipment)	32,139	-	-	32,139
Travel & accommodation	910	109	-	1,019
Subtotal:	626,664	8,944	150	635,758
Less: Government Assistance (received Feb. 13, 2009)	(41,070)	-	-	(41,070)
Total:	$ 585,594	$ 8,944	$ 150	$ 594,688

6. MINERAL PROPERTIES - continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling, reclamation costs and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

	Balance April 30, 2010	Balance April 30, 2009
Acquisition Costs		
Greenwood Area	**1**	**1**
Arcadia (Skylark) – Greenwood Area	**1**	**1**
DHK Diamonds Inc. – NWT	**1**	**1**
Silica Quarry - Saskatchewan	**Nil**	**Nil**
Total Mineral Properties Deferred	**$ 3**	**$ 3**

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising approximately 10,000 hectares of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara..

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture

DHK has a 10.52% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the EKATI Diamond Mine. DHK owns a 49% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) has earned a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Peregrine has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine is to pay all expenses with the exception of the annual fees on three mineral leases. Peregrine gave notice to elect on March 31, 2009, as per the March 2007 agreement, it has earned a 51% interest in the property.

Peregrine advised DHK on August 4, 2010 with a Notice of Termination on the Pellatt Lake Property Option Agreement between DHK and Peregrine dated May 23, 2003, and the claims to be returned 100% to DHK Diamonds Inc. – **See Note 14**

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest the Silica Quarry Lease in Saskatchewan. The previous 41 acre quarry lease was allowed to lapse and an area of 54 acres has been staked. The approved lease is valid until December 11, 2014 and is subject to an annual rental fee of $2 per acre.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2010 and 2009

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:

	2010		2009	
	Number of Shares	Value	Number of Shares	Value
Balance at Beginning of Year	**27,716,711**	**$ 13,067,642**	27,716,711	$ 13,064,442
Finders' fee reversal	-		-	3,200
Balance at End of Year	**27,716,711**	**$ 13,067,642**	27,716,711	$ 13,067,642

c) Warrants:

	Number	Price/share	Value	Expiry
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007	930,000	$0.40	$372,000	November 16, 2009
Balance April 30, 2009	**1,983,750**		**740,812**	
Expired September 24, 2009	**(758,000)**	**$0.35**	**(265,300)**	
Expired October 5, 2009	**(295,750)**	**$0.35**	**(103,512)**	
Expired November 16, 2009	**(930,000)**	**$0.40**	**(372,000)**	
Balance April 30, 2010	**0**		**0**	

As at April 30, 2010 all warrants have expired. As at April 30, 2009 the weighted average remaining contractual life of warrants outstanding was 0.48 years and the weighted average exercise price was $0.37.

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant.

As at April 30, 2010, there were 1,000,000 (April 30, 2009 - 1,000,000) options outstanding, with 1,000,000 vested (April 30, 2009 – 1,000,000 vested).

Summary of the Company's options at April 30, 2010 and 2009:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2010 and April 30, 2009	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	**350,000**	$0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	Nil	100,000	**1,000,000**	**Balance**	

Refer to Note 14.

7. SHARE CAPITAL – continued

e) Contributed Surplus

Details are as follows:

	2010	2009
Balance – Beginning of year	**856,271**	825,807
Fair value of stock-based compensation *(Note 8)*	**-**	30,464
Balance – End of year	**856,271**	856,271

8. STOCK BASED COMPENSATION

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007, 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. This amount was recorded in the Company accounts as stock compensation expense in prior years.

9. RELATED PARTY TRANSACTIONS

As at April 30, 2010 unsecured advances of $13,067 (2009 - $5,148) are owed to directors, $5,284 (2009 - $5,494) was due from New Nadina for office expense reimbursements and $3,383 (2009 - $7,800) was due from DHK for reimbursement of a Pellatt Lake mining lease payment; the Company has a net payable of $4,400 as at April 30, 2010 (2009 – net receivable of $8,146).

For the years ended April 30th the Company incurred the following expenses with related parties:

	2010	2009
To directors for telephone and office to offset expenses incurred in conducting company affairs	**$ 7,200**	$ 7,327
To a director, who is the president, for management salary and project management	**94,300**	72,000
To a director, who is the president, for storage facilities (exploration equipment and samples).	**2,300**	3,900
To directors who are not employees, for administration.	**1,785**	19,600
To a director, who is the president, for interest accrued on a secured loan to the Company	**4,284**	620
Total	**$ 109,869**	$ 103,447

During the year a total of $50,143 (2009 - $47,905) was recovered from New Nadina for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

All advances, unless otherwise noted, are unsecured, bear no interest and have no fixed terms of repayment.

10. LOAN PAYABLE

On January 20, 2009, a loan agreement was approved by the TSX Venture Exchange whereby the President would advance up to $75,000 to be secured by a first mortgage on the Company's property located at 1215 Greenwood Street, Greenwood, BC and bearing interest at CIBC prime plus 3%. This loan has a term of 3 years. During the year, the Company was advanced a total of $139,000 (2009 - $50,000) under this agreement and repaid $154,000 (2009 - $25,000) along with accrued interest of $4,260 (2009 - $620). As at April 30, 2010 an advance of $10,000 with accrued interest of $23 was outstanding (2009 - $25,000 plus accrued interest of $ Nil) and subsequently a further $30,000 was advanced.

KETTLE RIVER RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
Years ended April 30, 2010 and 2009

11. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2010	2009
Loss for the year	**$ (3,965)**	$ (777,498)
Expected income tax recovery	**(1,170)**	(233,249)
Net adjustment for amortization, deductible and non-deductible amounts	**(60,207)**	6,686
Unrecognized benefit of non-capital losses	**61,377**	226,563
Total income taxes	**$ Nil**	$ Nil

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2010	2009
The current statutory income tax rate is 25% for 2010 and 28.5% for 2009:		
Non-current future income tax assets:		
Unamortized share issue cost	**$ 3,600**	$ 8,322
Property, plant and equipment and eligible capital	**7,903**	8,275
Mineral properties	**2,613,390**	3,025,725
Capital loss carry forward	**15,469**	17,634
Non capital loss carried forward	**212,101**	187,699
	2,852,463	3,247,655
Valuation allowance	**(2,852,463)**	(3,247,655)
	$ Nil	$ Nil

The Company has non-capital losses of approximately $848,000 (2009 - $659,000) which may be carried forward and applied against taxable income in future years. These losses, if not utilized, will expire as follows:

	$
2015	103,000
2026	41,000
2027	187,000
2028	172,000
2029	164,000
2030	181,000
	848,000

The Company has capital losses of $62,000 (2009 - $62,000) which maybe applied against capital gains in a future year. Subject to certain restrictions, the Company also has mineral property, eligible capital, share issue and equipment expenditures of approximately $10,558,000 (2009 - $10,675,000) available to reduce taxable income in future years and approximately $268,000 (2009 - $260,000) in pre-production mining tax credits which expire between 2026 and 2029. Future tax benefits which may arise as a result of these losses, credits and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

12. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $9,627 at April 30, 2010. As the Company's policy is to limit cash holdings and short-term deposits to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has not maintained sufficient cash balances to meet these needs at April 30, 2010.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk

The Company has been exposed to interest rate risk on its cash and cash equivalents and loan payable. The majority of cash deposits have been in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. At April 30, 2010, the Company maintained all of its cash balance on deposit in a chequing account with a major Canadian bank.

The interest rate on loan payable is tied to the CIBC prime rate. If the rate had been 1% higher during fiscal 2010 the Company would have incurred an additional $1,896 in interest. The Company mitigates this risk by repaying the loan as soon as practicable.

Price Risk

The Company is exposed to price risk on its holdings of New Nadina Explorations Limited shares. Prices for these shares are volatile and the Company has no specific policy to manage this risk. Unrealized gains and losses are reported in other comprehensive income. If market prices for the shares held by the Company had differed by 10% at April 30, 2010, there would have been a change in other comprehensive income of approximately $13,400.

Fair Value of Financial Instruments

During 2009, CICA handbook section 3862 Financial Instruments – Disclosures was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks. Financial instruments must be classified at one of the three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
- Level 3: Inputs that are not based on observable market data.

The carrying values, fair market values, and fair value hierarchal classification of the Company's financial instruments as at April 30, 2010 are as follows:

		Level 1	Level 2	Level 3
Cash and cash equivalents	$	9,627	-	-
Amounts receivable	$	826	-	-
Marketable securities	$	133,694	-	-
	$	144,147	-	-

Cash and cash equivalents, amounts receivable and marketable securities as shown in the balance sheet as at April 30, 2010 and 2009 are measured using Level 1.

12. FINANCIAL INSTRUMENT RISKS - continued

Fair Value of Financial Instruments - continued

During the years ended April 30, 2010 and 2009, there were no transfers between Level 1, Level 2 and Level 3 classified assets and liabilities.

13. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and cash equivalents to be its manageable capital. The Company's policy is to maintain sufficient cash and deposit balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash deposits are restricted to guaranteed investment certificates of major banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and deposit balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

14. SUBSEQUENT EVENT

The Company granted options to purchase 1,600,000 common shares at a price of $0.10 per share over five years, subject to regulatory approval.

Termination of Pellatt Lake Agreement: On August 4, 2010 Peregrine issued a Notice of Termination (Property Option Agreement dated May 23, 2003) returning the property 100% to DHK Diamonds Inc.

KETTLE RIVER RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE is hereby given that the Annual and Special General Meeting (the "Meeting") of **KETTLE RIVER RESOURCES LTD.** (the "Company") will be held on **October 28, 2010** at 3rd Floor, 576 Seymour Street, Vancouver, B.C.V6B 3K1at the hour of 11:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the fiscal year ended **April 30, 2010** together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize on a disinterested basis:

   (a) the issuance of a number of shares to any one insider upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares; and

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of outstanding listed shares.

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceedings, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. The report of the auditor and the audited financial statements of the Company for the year ended **April 30, 2010** with related management discussion and analysis can be found on www.sedar.com.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, September 17, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF KETTLE RIVER RESOURCES LTD.

Per: *"Ellen Clements"*
Ellen Clements, President, CEO and Director

KETTLE RIVER RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at September 17, 2010.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Special General Meeting (the "Meeting") of the shareholders of **KETTLE RIVER RESOURCES LTD.** (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,
(b) any amendment to or variation of any matter identified therein, and
(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, or to the Company on or before the deadline for filing as set out in the form of the proxy. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use it to vote

Shares directly at the Meeting - the voting instruction form must be returned to Broadridge, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 or at the address of the registered office of the Company at 3rd Floor, 576 Seymour Street, Vancouver, B.C. V6B 3K1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed September 17, 2010 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of **September 17, 2010**, the Company had outstanding **27,716,711** fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	**21,238,423**	**76.63%**

*The beneficial shareholders represented by this registered holder(s) are unknown.

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended **April 30, 2010** and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis can be found on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein. A special resolution is a resolution passed by a majority of not less than **two-thirds (2/3)** of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at **4**. The board proposes that the number of directors remain at **4**. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at **4**.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 17, 2010.

Name, Position, Residence and Date First Appointed	Principal Occupation or Employment	Shares Beneficially Owned
Ellen Clements* *President, CEO and Director* Greenwood, BC March 17, 1992	President, Chief Executive officer and Office Manager of the Company	4,166,573
Larry Widmer *Secretary, Chief Financial Officer and Director* Kelowna, BC August 14, 2003	Secretary, Chief Financial Officer, self-employed; Business management consultant, Network Communications	136,500
Gerald H. Rayner* *Director* West Vancouver, BC September 25, 1992	Geologist, P.Eng, Self-employed consultant, G.H. Rayner and Associates Ltd.	204,000
Stephen Levano* *Director* Long Island, New York, USA January 29, 2007	Self employed, Atlantic Product Services, Inc.	2,339,600

*Member of Audit Committee

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the board of directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day- to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 *Corporate Governance Guidelines* establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses and becomes more active in operations. National Instrument 58-101 *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices in Form 58-101F2, which disclosure is set out below.

1. Board of Directors

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

(a) the *Business Corporations Act* (British Columbia)
(b) the Company's articles of incorporation and by-laws
(c) the Company's code of business conduct
(d) the charters of the Board and the Board committees; and
(e) other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2. Directorships

The following table sets forth the directors of the Company who currently hold directorships on other reporting issuers:

Name of Director	***Name of Other Reporting Issuer***
Ellen Clements	New Nadina Explorations Limited
Larry Widmer	New Nadina Explorations Limited

3. Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders. The Board of Directors decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7. Other Board Committees

The Board of Directors has no other committees than the Audit committee.

8. Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are **Ellen Clements, Gerald H. Rayner** and **Stephen Levano**, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by De Visser Gray LLP, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	**Fees Paid to Auditor in Year ended April 30, 2010**	**Fees Paid to Auditor in the prior Fiscal Year**
Audit Fees(1)	$15,000	$16,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$750	$1,000
All Other Fees(4)	Nil	Nil
Total	**$15,750**	**$17,000**

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of National Instrument 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110.

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION DISCUSSION AND ANALYSIS

The compensation of the executive officers is determined by the compensation committee comprised of the Board, based in part on recommendations from the Chief Executive Officer.

The compensation committee evaluates individual executive performance with the goal of setting compensation at levels that they believe are comparable with executives in other companies of similar size and stage of development operating in the same industry. In connection with setting appropriate levels of compensation, our compensation committee [and Board] base their decisions on their general business and industry knowledge and experience and publicly available information of comparable companies while also taking into account our relative performance and strategic goals.

The incentive stock option portion of the compensation is designed to provide the executive officers of the Company with a long term incentive in developing the Company's business. Options granted under the Company's stock option plan are approved by the Board of Directors, and if applicable, its subcommittees, after consideration of the Company's overall performance and whether the Company has met targets set out by the executive officers in their strategic plan.

SUMMARY COMPENSATION TABLE

Name and Principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity Incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans			
Ellen Clements *President and CEO*	**2010**	**94,300**	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**	**2,300**	**96,600**
Ellen Clements *President and CEO*	**2009**	**72,000**	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**	**3,900**	**75,900**
Larry Widmer *CFO and Secretary*	**2010**	**1,785**[(2)]	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**	**2,400**[(1)]	**4,185**
Larry Widmer *CFO and Secretary*	**2009**	**19,600**	**Nil**	**Nil**	**Nil**	**Nil**	**Nil**	**2,400**[(1)]	**22,000**

(1) Paid $200 per month to compensate for phone, office and other company related expenses.
(2) Management services paid.

INCENTIVE PLAN AWARDS

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

	Option-based Awards				Share-based Awards	
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options ($)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested ($)**
Ellen Clements	**150,000** **200,000**	**0.25** **0.20**	**Oct. 27/10** **Apr. 11/12**	**Nil** **Nil**	**Nil**	**Nil**
Larry Widmer	**100,000** **150,000**	**0.25** **0.20**	**Oct. 27/10** **Apr. 11/12**	**Nil** **Nil**	**Nil**	**Nil**

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED

Name	**Option-based awards - Value vested during the year ($)**	**Share-based awards - Value vested during the year ($)**	**Non-equity incentive plan compensation - Value earned during the year ($)**
Ellen Clements	**Nil**	**Nil**	**Nil**
Larry Widmer	**Nil**	**Nil**	**Nil**

PENSION PLAN BENEFITS

The Company does not have a pension plan or provide any benefits following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION TABLE

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compe-nsation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gerald H. Rayner	Nil	Nil	Nil	Nil	Nil	2,400[(1)]	2,400
Stephen Levano	Nil	Nil	Nil	Nil	Nil	2,400[(1)]	2,400

[(1)] Paid $200 per month to compensate for phone, office and other company related expenses.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders	1,000,000	0.22	1,771,671
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	1,000,000	0.22	1,771,671

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended **April 30, 2010**, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the Exchange. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares issued and outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "rolling" plan. Under the Stock Option Plan: (i) the maximum term of any option will be ten years from the date of grant or such lesser period as determined by the Board of Directors; and (ii) any amendment to the Stock Option Plan will also be subject to the approval of the Exchange. Further, provided that disinterested shareholder approval has been obtained, it shall be permissible under the Stock Option Plan to: (i) issue more than 5% of the issued and outstanding shares of the Company (determined at the date of the stock option grant) to any one individual in any 12 month period; and (ii) grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of the issued and outstanding shares of the Company (determined at the date of the stock option grant). Under a disinterested shareholder approval, the insiders and their associates must abstain from voting.

A copy of the Stock Option Plan will be available for inspection at the Meeting. Management believes that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **April 30, 2010** and the prior fiscal year, the auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED September 17, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Ellen Clements"

Ellen Clements
President, CEO and Director

KETTLE RIVER RESOURCES LTD.

PROXY

FOR THE ANNUAL AND SPECIAL GENERAL MEETING
TO BE HELD **OCTOBER 28, 2010.**

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned shareholder ("Registered Shareholder") of **KETTLE RIVER RESOURCES LTD.** (the "Company") hereby appoints **Ellen Clements**, a director of the Company, or failing her **Larry Widmer**, a director of the Company, or instead of the foregoing COPY as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The **Registered Shareholder** hereby directs the proxyholder to vote the securities of the Company registered in the name of the **Registered Shareholder** as specified herein.

1. Appointment of De Visser Gray LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ WITHHELD __

2. Fixing the number of directors at 4.

   VOTE FOR __ AGAINST __

3. Election of the following persons to the Board of Directors of the Company.

Ellen Clements	VOTE FOR __	WITHHELD__
Larry Widmer	VOTE FOR __	WITHHELD__
Gerald H. Rayner	VOTE FOR __	WITHHELD__
Stephen Levano	VOTE FOR __	WITHHELD__

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR __ AGAINST __

5. To authorize on a disinterested basis:

   (a) the issuance of a number of shares to any one insider upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares; and

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares.

   VOTE FOR __ AGAINST __

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts, proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

   VOTE FOR __ AGAINST __

7. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

   VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED and SIGNED this __ day of __, 2010.

____

NAME (Please Print)

____

SIGNATURE

____

____

Address of Shareholder

____

Number of shares held

INSTRUCTIONS FOR COMPLETION OF PROXY
NOTES

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

   ***(b) appoint another proxyholder,* who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit**

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person.* To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, **Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, by mail or by fax (1-866-249-7775)** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to **KETTLE RIVER RESOURCES LTD., P.O. BOX 130, 298 GREENWOOD STREET, GREENWOOD, B.C. V0H 1J0.**

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

KETTLE RIVER RESOURCES LTD.

Please select one or both of the following options:

Annual Financial Statements & MD&A _____ Quarterly Financial Statements & MD&A _________

Name: ____

Address: ____

City/Prov/State/ Postal Code: __________________________

Preferred Method of Communication:

Email______or Mail: __________

Signature: ____

Date: ____

Email Address:_____________________________________



Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

1st quarter
July 31, 2010

(Unaudited – Prepared by Management)

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle2005@shaw.ca

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unedited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statement by an entity's auditor.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

		July 31, 2010		April 30, 2010
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	1,103	$	9,627
Accrued interest and other amounts receivable		1,193		826
Marketable securities (Note 3)		196,084		133,694
Prepaid expenses		3,150		4,394
Due from related parties (Note 7)		5,347		-
		206,877		148,541
Reclamation Bond		5,000		5,000
Property, Plant and Equipment (Note 4)		57,729		58,317
Mineral Properties (Note 5)		3		3
Cash and cash equivalents	$	269,609	$	211,861
LIABILITIES				
CURRENT LIABILITIES				
Cheques written in excess of funds on hand		11,782		30,672
Accounts payable and accrued liabilities		27,579		4,400
		39,361		35,072
Loan Payable (Note 7)		20,000		10,000
		59,361		45,072
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Deficit accumulated in the exploration stage – Statement 2 (Statement of Loss)		(13,875,207)		(13,816,720)
Accumulated Other Comprehensive Income		121,986		59,596
		(13,753,221)		(13,757,124)
Share capital (Note 6)		13,067,642		13,067,642
Contributed Surplus (Note 6 f)		895,827		856,271
		210,248		166,789
	$	269,609	$	211,861

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss, Comprehensive Loss and Deficit

Canadian Funds
Unaudited – Prepared by Management

	For Three months ended July 31, 2010	2009
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$ **4,446**	$ 4,452
Less: Government Assistance	**-**	-
	4,446	4,452
ADMINISTRATIVE COSTS		
Accounting, audit & legal	**5,891**	10,107
Advertising, promotion & printing	**300**	400
Amortization	**58**	72
Licenses, insurance, and transfer agent fees	**2,715**	4,158
Management, salary & wages (net of recoveries)	**1,508**	16,420
Office & sundry	**1,096**	1,502
Office building expenses	**1,054**	1,438
Stock compensation expense	**39,556**	-
Telephone	**657**	599
Travel and accommodation	**1,248**	283
	54,083	34,979
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	**(42)**	(26)
	(42)	(26)
GAIN (LOSS) FOR THE PERIOD	**(58,487)**	(39,405)
DEFICIT, BEGINNING OF PERIOD	$ **13,816,720**	$ 13,812,756
DEFICIT, END OF PERIOD	$ **13,875,207**	$ 13,852,161
Gain (Loss) per share, basic and diluted	**($0.00)**	($0.00)
Weighted average number of Shares outstanding	**27,716,711**	27,716,711
OTHER COMPREHENSIVE LOSS		
Net Loss for the Period	**(58,487)**	(39,405)
Unrealized Gain (Loss) on Available-for-sale Marketable Securities (Note 3)	**62,390**	(80,216)
TOTAL COMPREHENSIVE GAIN (LOSS)	**3,903**	(119,621)
Comprehensive Loss per share, basic and diluted	$ **(0.00)**	$ (0.00)
Weighted average number of Shares outstanding	**27,716,711**	27,716,711

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)

Statement 3

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For Three months ended July 31, 2010	2009
Cash Flows from Operating Activities		
Gain (Loss) for the period	$ (58,487)	$ (39,405)
Add: Items not involving cash		
Amortization	588	643
Stock compensation	39,556	-
	(18,343)	(38,762)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	1,244	781
Decrease (increase) in accounts receivable	(367)	65
Increase (decrease) in amounts due to director(s)		
Increase (decrease) in accounts payable	23,179	8,282
	5,713	(29,634)
Cash Flows from Financing Activities		
Increase (decrease) in loan payable	10,000	25,000
Decrease (increase) in amounts due from related parties	(5,347)	2,959
	4,653	27,959
Increase (decrease) in Cash	10,366	(1,675)
Cash, and cash equivalents, beginning of period	(21,045)	6,643
Cash and cash equivalents, end of period	$ (10,679)	$ 4,968
Cash and Term deposits represent by		
Cash on hand	1,103	4,968
Cheques written in excess of funds on hand	(11,782)	
	(10,679)	4,968
Supplementary Schedule		
Amortization of capital assets to mineral properties	$ 529	$ 571
Non-monetary transactions		
Stock compensation	$ 39,556	$ -

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the three months ended July 31, 2010 and 2009
Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements. The Company has working capital of $167,516 as at July 31, 2010 and has accumulated losses of $13,875,207. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 27,716,711 for net proceeds of $13,067,642 averaging $0.47 per share. The share price at July 31, 2010 was $0.04 Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2010.

International Financial Reporting Standards ("IFRS")
In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	July 31, 2010	April 30, 2010
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 133,694**	$ 231,736
Unrealized gain (loss)	**62,390**	(98,042)
Closing balance – lowest recorded market price	**$ 196,084**	$ 133,694

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on July 31, 2010, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.11 on July 31, 2010.

4. PROPERTY, PLANT AND EQUIPMENT

				July 31, 2010	April 30, 2010
	Amortization Rate	**Cost**	**Accumulated Amortization**	**Net Book Value**	Net Book Value
Land		**$ 10,000**	**$ -**	**$ 10,000**	$ 10,000
Paving	8%	**4,861**	**3,217**	**1,644**	1,678
Buildings	4%-5%	**86,401**	**41,996**	**44,405**	44,854
Mining equipment	30%	**117,557**	**116,975**	**582**	629
Office equipment	20%	**53,972**	**52,875**	**1,097**	1,155
Trailer	30%	**8,890**	**8,889**	**1**	1
		$ 281,681	**$ 223,952**	**$ 57,729**	58,317

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2010 and 2009
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended July 31, 2010	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 530	$ -	$ -	$ 530
Direct charges – wages	150	200	-	350
Exploration costs 1)	175	75	-	250
Storage (samples& equipment)	716	-	-	716
Property and Mineral taxes	2,061	-	-	2,061
Travel & accommodation	539	-	-	539
TOTAL:	$ 4,171	$ 275	$ -	$ 4,446

Exploration Expenditures by Property For the period ended July 31, 2009	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 571	$ -	$ -	$ 571
Direct charges – wages	1,600	200	50	1,850
Exploration costs 1)	75	75	-	150
Storage (samples & equipment)	361	-	-	361
Property and Mineral taxes	1,520	-	-	1,520
Travel & accommodation	-	-	-	-
Total:	$ 4,127	$ 275	$ 50	$ 4,452

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling, reclamation costs and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising approximately 10,000 hectares of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture

DHK has a 10.52% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

5. MINERAL PROPERTIES, continued

b) DHK DIAMONDS INC. – Northwest Territories: - continued

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block. Peregrine Diamonds Ltd. (Peregrine) through an agreement (Property Option Agreement dated May 23, 2003) earned a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During 2008, four new kimberlites were discovered. Including the Bling, Trio, Gemini and Sparky kimberlites there are now twelve known pipes on the Monument property.

c) SILICA QUARRY - Saskatchewan:

The previous 41 acre quarry lease was allowed to lapse and restaked to cover a 54 acre area. The approved lease is valid until December 11, 2014 and is subject to an annual rental fee of $2 per acre. To date, no income has been received from the sale of silica material. The Company continues to investigate avenues to develop the property.

	Balance July 31, 2010	Balance April 30, 2010
Acquisition Costs		
Greenwood Area	1	1
Arcadia (Skylark) – Greenwood Area	1	1
DHK Diamonds Inc. – NWT	1	1
Silica Quarry - Saskatchewan	Nil	Nil
Total Mineral Properties Deferred	**$ 3**	**$ 3**

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:

	2010	
	Number of Shares	**Value**
Balance at April 30, 2009	**27,716,711**	**$ 13,064,442**
Finders' fee reversal	-	3,200
Balance at April 30, 2010 and July 31, 2010	**27,716,711**	**$ 13,067,642**

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2010 and 2009
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL - continued

c) Warrants:

	Number	Price/share	Value	Expiry
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007	930,000	$0.40	$372,000	November 16, 2009
Balance April 30, 2008 and April 30, 2009	**1,983,750**		**740,812**	
Expired September 24, 2009	**(758,000)**	**$0.35**	**(265,300)**	
Expired October 5, 2009	**(295,750)**	**$0.35**	**(103,512)**	
Expired November 16, 2009	**(930,000)**	**$0.40**	**(372,000)**	
Balance April 30, 2010 and July 31, 2010	**0**		**0**	

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

As at July 31, 2010, there were 2,600,000 (July 31, 2009 - 1,000,000) options outstanding, with 2,600,000 vested (July 31, 2009 – 1,000,000 vested).

Summary of the Company's options at July 31, 2010:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding July 31, 2010 and July 31, 2009	Price per share	Expiry date
October 27, 2005 (a)	450,000	Nil	100,000	**350,000**	$0.25	October 27, 2010
April 11, 2007 (a)	650,000	-	-	**650,000**	$0.20	April 11, 2012
July 20, 2010 (b)	1,600,000			**1,600,000**	$0.10	July 20, 2015
	2,700,000	Nil	100,000	**2,600,000**	**Balance**	

(a) The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant.
(b) Options granted on July 20, 2010 have no vesting periods and are fully vested.

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007	July 20, 2010
Average risk free interest rate	4.04 %	2.27 %
Average expected option life	5 years	5 years
Stock volatility – based on trading history	107 %	99.69 %
Dividend payments during life of option	-	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

6. SHARE CAPITAL, - continued

e) Stock based compensation - continued

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. This amount was recorded in the Company accounts as stock compensation expenses in prior periods.

On July 20, 2010 1,600,000 options were granted to purchase shares at $0.10 per share. The total value was calculated to be $39,556 on the grant date.

f) Contributed Surplus
Details are as follows:

	2010	2009
Balance – Beginning of year	**856,271**	856,271
Fair value of stock-based compensation *(Note 6e)*	**39,556**	-
Balance – End of period	**895,827**	856,271

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	June 13, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.20	$0.20	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$0.20	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.75 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	175,000	2,433,000	758,000	295,750	930,000

7. RELATED PARTY TRANSACTIONS

As at July 31, 2010 unsecured advances owing to directors and shareholders and bearing no interest were $3,012. An amount of $4,976 was due from New Nadina Explorations Limited for office expense reimbursements and $3,383 was due from DHK Diamonds Inc. for reimbursement of a Pellatt Lake mining lease payment.

On January 20, 2009, a loan agreement was approved by the TSX Venture Exchange whereby a director would advance up to $75,000 to be secured by a first mortgage on the Company's property located at 1215 Greenwood Street, Greenwood, BC and bear interest at prime plus 3%. This loan has a term of 3 years. As at July 31, 2010, $20,000 has been advanced with accrued interest on this amount of $95.

For the period ended July 31st the Company incurred the following expenses with related parties:

	2010	2009
To directors for telephone and office to offset expenses incurred in conducting company affairs	**$ 1,800**	$ 1,800
To a director, who is the president, for management salary and assists with certain exploration related tasks	**-**	18,000
To a director, who is the president, for storage facilities (exploration equipment and samples).	**675**	675
To directors who are not employees, for administration.	**1,200**	-
To a director for interest accrued on a secured loan to the Company	**233**	490
Total	**$ 3,908**	$ 20,965

During the period $11,660 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration.

9. SUBSEQUENT EVENTS:

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block. An agreement with Peregrine Diamonds Ltd. (Peregrine) (Property Option Agreement dated May 23, 2003) where they earned a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys was terminated on August 4, 2010 where Peregrine has returned 100% interest to DHK.

News Release: Greenwood Area – PhoenixTailings: August 5, 2010: Kettle River Resources Ltd. (the "Company") announces that Jeffrey B. Austin, P.Eng. President of International Metallurgical and Environmental Inc. has been contracted to review the economics of processing the 100% owned Phoenix tailings material in the Greenwood Area.

The Phoenix mine operated an open pit copper/gold mine and historic production records show approximately 12 million tonnes of tailings reside in two tailings storage facilities at the Phoenix mine site. Kettle River Resources Ltd. owns the former Phoenix minesite and the associated tailings deposits.

Although the tailings materials stored at site does not have a National Instrument 43-101 compliant resource estimate, the company has historical reports and studies showing gold values that range from 0.2 g/t gold to 0.6 g/t gold. Higher gold values are shown to be more prevalent in areas with coarse tailings, associated with tailings dam construction using traditional cyclone technology to classify tailings.

Historically, the Phoenix Mine processed ore with a 0.98 percent copper and 1.1 g/t gold content. Historic gold recovery was in the range of 65 percent of the contained gold in a high grade copper concentrate.

Historically, gold recovery in the Phoenix milling process was significantly lower than the copper recovery due to a portion of the available gold being associated with non-copper sulphide mineralization (typically pyrite). These sulphides, which are available in the tailings materials can be concentrated by flotation processes to produce a gold bearing concentrate assaying in the range of 15 to 30 grams per tonne gold. The tailings contain about 3 percent sulphide mineralization by weight.

With the current price of gold in the range of 1200 dollars per ounce, lower grade gold resources are becoming more valuable, and this project has many attractive facets which the Company is currently reviewing.

Jeffrey B. Austin, P.Eng. is the Qualified Person as defined by National Instrument 43-101 on the project, and has reviewed and approved the content of the release.

DIRECTORS AND POSITIONS:

Ellen Clements, President and CEO *
Gerald Rayner, Geol., P.Eng. *
Larry Widmer, BComm, Corporate Secretary and CFO,
Stephen Levano, BA, MBA *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd.

(An Exploration Stage Company)

Three months to July 31, 2010

Management Discussion & Analysis

September 20, 2010

Note to Reader

The interim financial statements for the three months ended July 31, 2010 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

September 20, 2010

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River has a year end of April 30th, was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended July 31, 2010

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 530	$ -	$ -	$ 530
Assessment, filing fees, membership	-	-	-	-
Direct charges – wages	150	200	-	350
Exploration costs	714	75	-	789
Storage (samples& equipment)	716	-	-	716
Property and Mineral taxes	2,061	-	-	2,061
Sub-total:	$ 4,171	$ 275	$	$ 4,446
Less: Recovered property costs	($ -)	-	-	($ -)
TOTAL:	$ 4,171	$ 275	$	$ 4,446

During the three month period ended July 31, 2010 a total of $4,446 (2009 - $4,452) was spent on mineral property activities as shown in the above table.

First Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.



DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Company has increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% mainly due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the period ended July 31, 2010 costs of $275 (2009 - $275) were incurred: Exploration costs of $75 (2009 - $75) and $200 (2009 – $200) for management and related expenses, and $ Nil (2009 - $ Nil) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. currently has a contributing 10.52% interest in the WO diamond project. Located 300 kilometers north-northeast of Yellowknife, the WO property hosts the diamondiferous DO27 and DO18 diamond deposits.

Peregrine Diamonds Ltd. ("Peregrine") operator of the Joint Venture undertook a bulk sample of the DO27 during 2005, 2006 and 2007 to test the economics and feasibility of the DO27 kimberlite at a cost of approximately $60 million. The average modeled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, were used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

Since 2008, Peregrine cash calls where DHK elected not to contribute have resulted in DHK dilution in the Joint Venture from 10.77%, then 10.64%, to currently hold 10.52%.

In 2008, Peregrine provided a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). This resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 km southeast of the Diavik™ Diamond Mine and 11 km east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area.

Ownership interests in the WO property taken from the operator's Aug 2009 dilution notice is: Peregrine 71.95%, Archon Minerals Limited 17.53% and DHK Diamonds Inc. 10.52%. Peregrine holds 97.92% of the diamond marketing rights. The property is subject to a 1.8% Gross Overriding Royalty (1%Kennecott, 0.55% Aber and 0.25% SouthernEra).

Peregrine has concluded the DO27 project is currently not economically justifiable but does not discount the chance it could support a mining operation in the future. A number of factors that could enhance the economics of a mining operation have been listed and can be reviewed in previous reporting documents.

Pellatt Lake Property (Nunavut):

DHK owns 100% of the Pellatt Lake claim block located north of Yellowknife and 40 km northeast of the Ekati Diamond Mine. Peregrine Diamonds Ltd. (Peregrine) through an agreement (Property Option Agreement dated May 23, 2003) earned a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. On August 4, 2010 Peregrine gave Notice of Termination returning the property 100% to DHK Diamonds Inc.

Exploration: There were 162 heavy mineral samples collected and diamond drilling tested three high priority anomalies drilling a total of 497 meters with no kimberlite encountered. In 2000, DHK acquired the property from Kennecott Canada Explorations Inc, which contains a diamondiferous dyke like kimberlite who retains a gross overriding royalty of 1% on certain claims. DHK took the PC9, PC10 and PC13 claims to lease where annual lease payments are required.



Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). The Monument property contains 12 known diamond bearing kimberlites plus one dike. Recent drilling has found several new kimberlites including Genie, Bling and most recently the Trio, Gemini and Sparky kimberlites. The most recent discoveries were made when drilling land based targets. Based on forthcoming caustic fusion results, plans for taking larger samples will be made as well as future drill testing water-based targets during a winter program. Results will be posted on the nadina.com website. In addition, Kettle River owns 1,782,582 free trading shares of New Nadina.

SILVER QUEEN – 100% New Nadina Explorations Limited (Kettle River equity interest)

Highlights from the New Nadina news release dated January 28, 2010 summarizing the silver, gold, copper, lead, zinc, Silver Queen Project plans:

- Recent staking of 10 DQ (Dancing Queen) claims increased the tenure by an additional 3,968 hectares. Increased metal prices, along with recent site visits and review of data, have motivated the Company to focus on taking this property forward.
- Dr. G. Millar of EraMaptec concluded in his 1998 structural report that the property still has considerable exploration potential, and that previous exploration efforts paid insufficient attention to structural considerations. As the principal known mineralized structure on the property, the No. 3 Vein should be the prime focus of exploration, the main area of interest being the southern portion of the vein where grades appear to be increasing. Exploration should be directed down dip in the area of the vein inflection and also along strike to the south. The possibility of encountering as yet undiscovered hanging wall and footwall structures also needs to be investigated.
- Possible extensions of the No. 3 Vein beyond the Cole Creek and Chisholm faults should be investigated. The vein is known to exist beyond the Cole Creek fault, where it was intersected by a surface drill hole in 1970 at a depth of 1435 feet (437 metres) and by an underground drill hole in 1987.

In addition to his comments on the No. 3 vein, Dr. Millar made a number of general recommendations concerning future exploration on the property.

- His recommendation that information for the property be assembled into a 3-D visualization software package is presently being implemented by the company. The large volume of data input into 3D software will add to our exploration tools.
- A property-wide geophysical survey (mag/em) over the property using modern, high resolution techniques will be undertaken with the objective being the delineation of larger structures.
- Dr. Millar also recommends further drilling of the Cole and Chisholm structures and the area of intense alteration encountered at the Borrow Pit.
- The George Lake Lineament, which appears to be a major structure with characteristics similar to the #3 Vein, is also deserving of further testing. The George Lake Vein was intersected by the Bulkley Cross-cut at a depth of 170 metres below surface and limited underground and surface drilling was conducted at that time, but most of the structure remains untested.
- The Camp Vein system was drilled extensively during the late 1980s. Due to the absence of surface exposure and the considerable structural complexities of the vein system caused by faulting, a satisfactory model of the vein structures was never produced. Dr Millar's study suggests that the strike of the veins may differ from that which was assumed during the original drilling and that further investigations of the area should be based on that hypothesis, beginning with the construction of new cross-sections perpendicular to the proposed strike of the system. This could be aided by re-logging of drill core paying particular attention to vein and fault relationships and geometries, re-processing of existing geophysical data using modern processing techniques and further testing using oriented core drilling.
- A 3 to 4 year program is being developed based on the above recommendations and results of specific components of the plan.
- A program of reclamation of historic trenches and workings has been conducted.

Jim Hutter, P.Geo. is the Qualified Person as defined by National Instrument 43-101 on the Silver Queen project. A plan map showing the vein systems is available on the website www.nadina.com.

SASKATCHEWAN – 50%

The previous 41 acre quarry lease was allowed to lapse. An area of 54 acres has been staked providing adequate coverage. The lease is valid until December 11, 2014 and is subject to an annual rental fee of $2 per acre. To date, no income has been received from the sale of silica material. The Company continues to investigate avenues to develop the property.



Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. For the three month period ended July 31, 2010 Saskatchewan JV expenses totaled $ Nil (2009-$50) were expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA – 100%

Greenwood Area Expenditure breakdown by property for the period ended July 31, 2010

	Phoenix	Rads	Bluebell	Tailings	Haas	Tam O'Shanter	Greenwood Area TOTAL
Amortization	$ 132	$ -	$ 132	$ -	$ -	$ 265	$ 529
Assessment/Recording	-	-	-	-	-	-	-
Direct charges – wages	100	-	-	50	-	-	150
Exploration costs	100	-	-	539	-	75	714
Storage (samples& equipment)	359	-	337	-	-	21	717
Property & Mineral taxes	1,712	-	349	-	-	-	2,061
Sub-total:	$ 2,403	$ -	$ 818	$ 589	$ -	$ 361	$ 4,171
Less: Recovered costs	(-)	-	-	-	-	-	(-)
TOTAL:	$ 2,403	$ -	$ 818	$ 589	$ -	$ 361	$ 4,171

During the spring and summer of 2008 (year ended April 30, 2009), the company completed a program of excavator trenching and diamond drilling (14 holes, 2,551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Minnie Moore Property

Exploration during 2007-2008 discovered the Minnie Moore epithermal silver-gold showing using prospecting, soil geochemical, ground magnetometer survey followed by trenching and diamond drilling. The vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver.

Diamond drilling indicates that the trenched zone is cut-off (offset) by a 50 meter thick post-mineral sill at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

Channel sample results of the vein as exposed in the main pit:
- Line 1 8.5m assaying 414 g/t Ag and 0.88 g/t Au
- Line 1a 7.4m assaying 764 g/t Ag and 0.93 g/t Au
- Line 2 5.8m assaying 432 g/t Ag and 0.55 g/t Au
- Line 3 6.2m assaying 1,044 g/t Ag and 2.71 g/t Au

Drilling at the Minnie Moore confirmed the structural complexity of the area and added at least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur. Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the work program recommends that additional drilling is needed to determine the strike, dip and true width of the mineralization described above. Photos and diagrams of the workings, pit and assay results can be viewed at www.kettleriver.com in the News Release section. The result compilation is dated July 18, 2008 and the Trench Image and assays are dated Feb 19, 2008. Coverage of exploration and diamond drilling conducted during 2008 includes the properties listed below and is reported in the 2008 MD&A dated August 27, 2008 which may be viewed on the Company's file on www.Sedar.com.

Battle Zone:

Seven holes were drilled in 2008, (refer NR Sept. 10, 2008), to test an area of auriferous pyrite-quartz stockwork veinlets and multiple northwest-trending and shallow northeast dipping shear zones. Drilling was from 3 set-ups, over a 420 meter northeast-southwest section across the zone of mineralization. Holes KRR 08-11 and 08-12 reported below were the southernmost holes along this section.

Hole KRR 08-11 was drilled on an azimuth of 210° and a dip of –70°. The hole intersected 6.8 meters of highly oxidized, nearly flat-lying shear zone, 30 meters vertically below surface and 60 meters northeast of the surface exposure (the old prospect shaft,



where select grab samples returned results to 185 g/t Au). Results were low from drilling through this shear zone in hole 08-11, to a maximum of 1.39 g/t Au, 5.0 g/t Ag and 1256 ppm Cu over 2.8 meters.

Several other mineralized shear zones and quartz or massive sulfide veins were intersected in hole KRR 08-11, which returned elevated gold or silver values. The best result was a 1.56 meter sample of pyritic sharpstone conglomerate, at a depth of 90.7 meters in the drill hole, which returned 80.0 g/t Au and 8.6 g/t Ag. Due to drilling problems, hole 08-11 was terminated in a zone of stockwork quartz veinlets at a depth of 209.98 meters. The final sample in the drill hole, from 207.29 – 209.98 meters, returned 1257.8 g/t Ag. Additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Bank of England:

The target is a shear zone, down dip from the Bank of England adit exposure. Intersected was a 7.3 meter zone of pyrite (+/- quartz) veining, 20 meters vertically below surface and 45 meters down dip from the surface exposure of the shear zone. An average grade of 3.71 g/t Au, 8.27 g/t Ag and 1801 ppm Cu was returned across the 7.3 meter intercept, including a 0.4 meter interval which returned 14.0 g/t Au, 64 g/t Ag and 496 ppm Cu, and a separate 1.0 meter interval returning 8.8 g/t Au, 7.0 g/t Ag and 2417 ppm Cu.

A number of holes were drilled to test this zone and Linda Caron concluded that further drilling will be required to determine whether the shear zone has pinched out or whether it has been offset by later faulting.

Stemwinder Zone: (Also refer to NR Sept 10, 2008)

Two drill holes targeted a series of sub-parallel northwest trending, moderate to steeply northeast dipping gold-bearing quartz-sulfide veins which were known from historic underground work at the Stemwinder and Brooklyn mines. The Brooklyn and Stemwinder mines are located immediately north of the past-producing Phoenix copper-gold skarn open pit mine. The Brooklyn mine is now partially covered by the Phoenix mine waste dumps, while the Stemwinder mine is completely obscured by the dumps.

Hole KRR 08-13 was drilled on an azimuth of 220° and a dip of -45°. It intersected several quartz-sulfide veins and breccia zones and mineralized fault zones, before intersecting a thick Eocene syenite sill at a depth of 159 meters in the hole. The sill, which occurs at the top of a thick section of graphitic, tectonically brecciated chert and greenstone, is interpreted as representing the top of the regional post-mineral Snowshoe fault. Hole 08-13 intersected a series of semi-massive pyrite-chalcopyrite +/- quartz veins and breccia veins, within Brooklyn conglomerate and volcanics, in the hangingwall of the Snowshoe fault. The upper two veins intersected by drilling were massive pyrite-chalcopyrite veins, which in this hole returned only low gold values. The two deeper veins returned better gold values, to a maximum of 13.8 g/t Au, 39.4 g/t Ag and 5.26 % Cu over 1.0 meters from one zone.

Hole KRR 08-14 was a steeper hole, drilled at -60°, from the same set-up and on the same azimuth as hole 08-13. It was designed to test the veins intersected by hole 08-13 at a deeper level, to provide information regarding the dip of these veins, and to establish the elevation and dip of the Snowshoe fault. One mineralized zone was intersected in the hangingwall of the fault in this hole. This zone is interpreted as corresponding to the down dip projection of the upper 2 veins in hole 08-13. The hole 08-14 intercept returned 6.85 g/t Au, 13.3 g/t Ag and 8130 ppm Cu over 2.85 meters. The two lower veins intersected in hole 08-13 have been taken out by the underlying Snowshoe fault zone and were not intersected by drill hole 08-14.

Linda Caron recommended that additional drilling is needed to determine the strike, dip and true width of the mineralization described above.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $2,403 was expended (2009 - $2,144). Recording of work programs and generation of reports with wage costs of $100 (2009 – $550).

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. The Company continues to monitor this property and explore the economic potential. Costs of $689 (2009 – $500) during the period are attributed to the Phoenix Tailings property. **Refer to NR dated Aug 5, 2010 for tailings update.**

Haas Creek Talc:

Costs of $ Nil (2009 – $ Nil) were incurred during period.



Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $818 (2009 - $1,197) relate core and sample storage, mineral property taxes and wage costs.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project. Tam O'Shanter property costs of $361 (2009 - $286) relate to amortization, exploration and sample storage costs.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. Costs of $ Nil (2009 – $ Nil) were incurred in the current period.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $ Nil (2009 - $ Nil) relate to the Niagara Property.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants. During the period no costs $ Nil (2009 - $ Nil) were incurred.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2009 and April 30, 2010 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
1st Quarter 2011	(58,487)	(0.00)	269,609	59,361
4th Quarter 2010	131,969	(0.00)	211,861	45,072
3rd Quarter 2010	(40,967)	(0.00)	226,857	174,213
2nd Quarter 2010	(55,562)	(0.00)	185,701	136,653
1st Quarter 2010	(39,405)	(0.00)	230,629	81,455
4th Quarter 2009	3,070	(0.00)	316,969	48,173
3rd Quarter 2009	(45,302)	(0.01)	278,533	48,459
2nd Quarter 2009	(126,132)	(0.01)	407,582	22,745
1st Quarter 2009	(609,134)	(0.02)	578,953	33,541
4th Quarter 2008	49,658	0.01	1,146,712	36,041

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the three month period ended July 31, 2010.

For the current three months, the Company experienced a net loss of $18,931 or $0.00 per share compared to a loss of $39,405 or $0.00 per share the previous year.

Operating expenses of $54,083 for the period, arising from general and administrative costs, (2009 - $34,979) decreased from the previous year. During the current period, travel & accommodation increased by $965, stock compensation costs were $39,556 (2009 - $ Nil), office and sundry expense decreased by $406, accounting, audit and legal decreased by $4,874, licences, insurance and



transfer agent fees decreased by $1,443, management, salary & wages decreased by $14,912 while advertising promotion and printing decreased by $100.

Overall property exploration costs decreased to $4,446 from $4,452 during the same period in the previous year. This decrease is attributed to lower exploration costs on property in the Greenwood Area which increased to $4,171 from $4,127. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $167,516 as at July 31, 2010 and has accumulated losses of $13,875,207. Since inception, the Company has been successful in funding its operations and at July 31, 2010 had net issued shares of 27,716,711 for net proceeds of $13,067,642 averaging $0.471 per share. Kettle River shares traded at $0.04 on July 30, 2010. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

Risks

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the July 31, 2010 Financial Statement.

Liquidity

The financial statements for the period ended July 31, 2010 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2010, Kettle River had working capital of $167,516 compared to working capital of $113,469 at April 30, 2010.

It is expected that the Company will receive $4,387 for the fiscal year ended 2010 from the BC Mining Exploration Tax Credit, not included as a receivable on the balance sheet.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations. The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets' carrying value exceed their estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, receivables, reclamation bond, tax credits recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature. No reported value of fee simple holdings (surface tenure approximately 675 acres) nor any timber value has been recorded on the balance sheet.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.
The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected stock price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.



Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2009 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff.

Miscellaneous charges, like telephone, postage, travel are based on actual costs. At July 31, 2010, there is a receivable from New Nadina Explorations Limited for $4,976. Also at July 31, 2010 there is a receivable from DHK Diamonds Inc. of $3,382 for Pellatt Lake 2008 annual lease fees paid on their behalf. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2010, $3,012 is owed to directors.

These transactions were recorded at the exchange amount, being the consideration established and agreed to by the related parties and are on terms and conditions similar to non-related entities.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2010 followed the same accounting policies and methods of application used in the previous period presentation.

Investor relations

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Outstanding share data

The Company is authorized to issue 50,000,000 common shares without par value. As at July 31, 2010, there were 27,716,711 outstanding common shares and 2,600,000 outstanding options (350,000 exercisable at $0.25 expiring October 27, 2010 and 650,000 exercisable at $0.20 expiring April 11, 2012 and 1,600,000 exercisable at $0.10 expiring July 20, 2015).

Disclosure controls and procedures

As required by Multilateral Instrument 52-109, Management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company and internal ability of its financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Company's Management, with the participation and under the supervision of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, is made known to them on a timely basis; and designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting.

An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of January 31, 2009. Based on the results of that evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material



information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's Management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Due to inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the quarter ended July 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. However, the lack of segregation of duties between the management and Board of Directors consisting of the same parties creates the potential for the possibility of material weakness.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.





Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966 Facsimile: 250 445 2259
email: kettle2005@shaw.ca

News Release

Kettle River Resources Ltd. begins Investigation of Gold Recovery from Phoenix Tailings in Greenwood, B.C.

August 5, 2010: Kettle River Resources Ltd. (the "Company") announces that Jeffrey B. Austin, P.Eng. President of International Metallurgical and Environmental Inc. has been contracted to review the economics of processing the 100% owned Phoenix tailings material in the Greenwood Area.

The Phoenix mine operated an open pit copper/gold mine and historic production records show approximately 12 million tonnes of tailings reside in two tailings storage facilities at the Phoenix mine site. Kettle River Resources Ltd. owns the former Phoenix minesite and the associated tailings deposits.

Although the tailings materials stored at site does not have a National Instrument 43-101 compliant resource estimate, the company has historical reports and studies showing gold values that range from 0.2 g/t gold to 0.6 g/t gold. Higher gold values are shown to be more prevalent in areas with coarse tailings, associated with tailings dam construction using traditional cyclone technology to classify tailings.

Historically, the Phoenix Mine processed ore with a 0.98 percent copper and 1.1 g/t gold content. Historic gold recovery was in the range of 65 percent of the contained gold in a high grade copper concentrate.

Historically, gold recovery in the Phoenix milling process was significantly lower than the copper recovery due to a portion of the available gold being associated with non-copper sulphide mineralization (typically pyrite). These sulphides, which are available in the tailings materials can be concentrated by flotation processes to produce a gold bearing concentrate assaying in the range of 15 to 30 grams per tonne gold. The tailings contain about 3 percent sulphide mineralization by weight.

With the current price of gold in the range of 1200 dollars per ounce, lower grade gold resources are becoming more valuable, and this project has many attractive facets which the Company is currently reviewing.

Jeffrey B. Austin, P.Eng. is the Qualified Person as defined by National Instrument 43-101 on the project, and has reviewed and approved the content of this release.

ON BEHALF OF THE BOARD

"Signed"
Ellen Clements,
President and Chief Executive Officer

For further information contact Ellen Clements 1 800 856-3966

Caution Regarding Forward-Looking Statements – This news release may contain certain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include unsuccessful exploration results, changes in metal prices, changes in the availability of funding for mineral exploration and development, unanticipated changes in key management personnel and general economic conditions. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward-looking statements, oral or written, made by itself or on its behalf.



Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966 Facsimile: 250 445 2259
email: kettle2005@shaw.ca

July 30, 2010

News Release

OPTIONS GRANTED - AMENDMENT

Further to the News Release of July 6, 2010 Kettle River Resources Ltd. (the "Company") announces that effective July 20, 2010 it has granted 1,600,000 stock options to directors and employees of the company under its incentive stock option plan. The options, exercisable at 10 cents per share for a period of five years, expire July 20, 2015. All options granted are in accordance with the Company Stock Option Plan and subject to TSXV approval.

ON BEHALF OF THE BOARD

"Signed"
Ellen Clements,
President and Chief Executive Officer

For further information please visit the website at www.kettleriver.com or contact

Ellen Clements 1 800 856-3966

Caution Regarding Forward-Looking Statements – This news release may contain certain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include unsuccessful exploration results, changes in metal prices, changes in the availability of funding for mineral exploration and development, unanticipated changes in key management personnel and general economic conditions. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward-looking statements, oral or written, made by itself or on its behalf.



Kettle River Resources Ltd. TSX-V-KRR
Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966 Facsimile: 250 445 2259
email: kettle2005@shaw.ca

July 6, 2010

News Release

OPTIONS GRANTED

Kettle River Resources Ltd. (the "Company") announces that it has granted 1,600,000 stock options to directors and employees, of the company under its incentive stock option plan. The options are exercisable at 10 cents per share for a period of five years. All options granted are subject to a vesting schedule where one third shall vest on dates that are six, twelve and eighteen months following the date of grant in accordance with the Company Stock Option Plan and subject to TSXV approval.

ON BEHALF OF THE BOARD

"Signed"
Ellen Clements,
President and Chief Executive Officer

For further information please visit the website at www.kettleriver.com or contact

Ellen Clements (800) 856-3966, or

Larry Widmer (250) 878 5099

Caution Regarding Forward-Looking Statements – This news release may contain certain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include unsuccessful exploration results, changes in metal prices, changes in the availability of funding for mineral exploration and development, unanticipated changes in key management personnel and general economic conditions. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward-looking statements, oral or written, made by itself or on its behalf.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this Release